SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29209; File No. 812-13718]

Calvert Social Investment Fund, et al.; Notice of Application

April 19, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit funds of funds relying on rule

12d1-2 under the Act to invest in certain financial instruments.

Applicants: Calvert Social Investment Fund (the "Trust"), Calvert Asset Management Company,

Inc. ("CAMCO") and Calvert Distributors, Inc. ("CDI").

Filing Dates: The application was filed on November 17, 2009, and amended on March 23,

2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 14, 2010 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants: 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814.

<u>For Further Information Contact</u>: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

<u>Applicants' Representations</u>:

      1.   The Trust is organized as a Massachusetts business trust, and is registered with

the Commission as an open-end management investment company. The existing Applicant

Funds (as defined below) are series of the Trust that operate as funds of funds. CAMCO, a

Delaware corporation, is a subsidiary of Calvert Group, Ltd. that serves as investment adviser to

the existing Applicant Funds and the Underlying Funds (as defined below) in which those

Applicant Funds invest. CAMCO is, and any other Adviser (as defined below) will be,

registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

CDI, a Delaware corporation, is a subsidiary of Calvert Group, Ltd. and a broker-dealer

registered under the Securities Exchange Act of 1934, as amended ("Exchange Act"), that serves

as distributor for the existing Applicant Funds and the Underlying Funds.

      2.   Applicants request the exemption to the extent necessary to permit any existing or

future registered open-end management company or series thereof that (i) is advised by CAMCO

or any investment adviser controlling, controlled by or under common control with CAMCO

(collectively with CAMCO, "Advisers"); (ii) is part of the same "group of investment

companies" as defined in section 12(d)(1)(G) of the Act, as the Trust; (iii) invests in shares of

other registered open-end investment companies ("Underlying Funds") in reliance on section

12(d)(1)(G) of the Act; and (iv) is also eligible to invest in securities (as defined in section

2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act (each an "Applicant Fund") to also

invest, to the extent consistent with its investment objective, policies, strategies and limitations,

in financial instruments that may not be securities within the meaning of section 2(a)(36) of the

Act ("Other Investments").[1] Applicants also request that the order exempt any entity controlling,

controlled by or under common control with CAMCO or CDI that now or in the future acts as

principal underwriter with respect to the transactions described in the application.

3.   Consistent with its fiduciary obligations under the Act, each Applicant Fund's

board of trustees or directors will review the advisory fees charged by the Applicant Fund's

Adviser to ensure that they are based on services provided that are in addition to, rather than

duplicative of, services provided pursuant to the advisory agreement of any investment company

in which that Applicant Fund may invest.

Applicants' Legal Analysis:

1.   Section 12(d)(1)(A) of the Act provides that no registered investment company

may acquire securities of another investment company if such securities represent more than 3%

of the acquired company's outstanding voting stock or more than 5% of the acquiring company's

total assets, or if such securities, together with the securities of other investment companies,

represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the Act

provides that no registered open-end investment company may sell its securities to another

investment company if the sale will cause the acquiring company to own more than 3% of the

acquired company's voting stock, or cause more than 10% of the acquired company's voting

_____

[1] Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing
or future entity that relies on the order in the future will do so only in accordance with the terms and condition in the
application.

stock to be owned by investment companies and companies controlled by them.

2.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquired company and acquiring company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such

exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5.   Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Applicant Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Applicant Funds to invest in Other Investments while investing in Underlying Funds. Applicants assert that permitting the Applicant Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

<u>Applicants' Condition:</u>

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary